January 7, 2013

Via Edgar

Mr. Tom Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Spinco Inc. Amendment No. 1 to Confidential Draft Registration Statement on Form S-11 Submitted October 23, 2012
CIK No. 0001556593

Dear Mr. Kluck:

On behalf of New Residential Investment Corp. (formerly referred to as Spinco Inc.) (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated November 9, 2012 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Confidential Draft Registration Statement on Form S-11 that was confidentially submitted to the Commission on October 23, 2012.

In addition, as discussed with the Staff, the Company has discontinued the confidential submission process with respect to its Draft Registration Statement on Form S-11 under the Securities Act of 1933, as amended (the “Securities Act”). Instead, the Company has filed a Registration Statement on Form 10 (the “Registration Statement”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including an information statement filed as Exhibit 99.1 (the “Information Statement”). Set forth in response to Comment #2 is the Company’s analysis of the proposed spin-off transaction under the criteria set forth in Staff Legal Bulletin No. 4, which the transaction must satisfy in order to avoid triggering the registration provisions of the Securities Act.

The Registration Statement has been revised to respond to the comments of the Staff set forth in the Comment Letter, reflect any necessary changes resulting from the change in form of registration statement, as well as for other changes that are intended to update, clarify and render more complete the information previously included in the Company’s Amendment No. 1 to the Confidential Draft Registration Statement on Form S-11.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the clean copy of the Registration Statement.

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

General

1.	We note your response to comments 7 and 8 of our letter dated September 17, 2012 and will continue to monitor for updates to your responses to these comments.

The Company affirms its prior responses regarding its repurchase agreements and will update its disclosure when and if it enters into repurchase agreements that are intended to remain in place following the separation.

2.	We note your response to comment 12 of our letter dated September 17, 2012. Please tell us whether you view the spin-off transaction as a sale. If you do not view the spin-off as a sale, please tell us why you have registered the transaction. We refer you to our Staff Legal Bulletin No. 4.

As discussed with the Staff, the Company has decided that its reasons for initially registering the spin-off transaction no longer apply. Accordingly, the Company has discontinued the confidential submission process and filed a Registration Statement on Form 10 under the Exchange Act instead of its Draft Registration Statement on Form S-11.

Staff Legal Bulletin No. 4 (the “Staff Bulletin”) sets out five conditions under which a spin-off will not constitute a sale and is not therefore required to be registered under the Securities Act. We respectfully submit that the spin-off complies with these conditions, and therefore registration of the transaction under the Securities Act is not required. Set forth below is an analysis of the applicability of the Staff Bulletin’s conditions to the spin-off.

A. Transaction Description. The spin-off will be completed through a distribution of all of the outstanding shares of the Company’s common stock to holders of Newcastle Investment Corp.’s (“Newcastle”) common stock. The Company’s common stock will be distributed by Newcastle to its stockholders on a pro rata basis without any consideration being paid by them. On the date of the spin-off, Newcastle will deliver the shares of the Company’s common stock to a transfer agent for transfer and distribution to Newcastle’s stockholders of record as of the close of business on the record date. Upon the completion of the distribution, the Company will no longer be owned by Newcastle. The spin-off will not occur until the Registration Statement becomes effective and Newcastle has distributed the Information Statement in compliance with the Staff Bulletin to all of its stockholders of record as of the record date. Under Maryland law and Newcastle’s Articles of Amendment and Restatement, stockholder approval of the spin-off is not required, and the approval of Newcastle’s stockholders will not be sought.

B. Staff Bulletin Overview. The Commission has long held that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because a dividend of securities does not constitute a disposition “for value” within the meaning

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

of that section.1 Despite this basic policy, in the Staff Bulletin, the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act. The Staff Bulletin states “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a ‘sale’ of the securities by the parent.” The policy aims that led to the adoption of the Staff Bulletin were protecting investors against disguised sales, inadequate public disclosure concerning issuers and anti-fraud violations.

The Staff Bulletin sets out five conditions that must be satisfied if shares being distributed in a spin-off are not registered under the Securities Act. The five conditions are the following: (1) the parent shareholders do not provide consideration for the spun-off shares; (2) the spin-off is pro-rata to the parent shareholders; (3) the parent provides adequate information about the spin-off and the subsidiary to its shareholders; (4) the parent has a valid business purpose for the spin-off; and (5) if the parent spins-off “restricted securities,” it has held those securities for at least two years.

C. First Condition: No Consideration for the Spun-Off Shares. The purpose of the spin-off is to distribute the ownership of the Company’s common stock directly to the stockholders of Newcastle. The spin-off does not require stockholder approval, and the stockholders will receive a distribution of Company common stock for their shares of Newcastle common stock at a distribution ratio that has yet to be determined. The Commission has taken the position that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(a)(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section.2 The rationale for this position is that the recipient of a dividend of securities neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act. In light of the Commission’s position and its underlying rationale, the Company believes that the spin-off will involve neither an “offer” nor a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act because: (i) neither Newcastle nor the Company will receive any value from Newcastle’s stockholders for the distribution of the Company’s common stock; (ii) Newcastle’s stockholders will not provide any consideration for the Company’s common stock; and (iii) Newcastle’s stockholders will receive the Company’s common stock without making an independent investment decision with respect to such stock. Accordingly, the Company believes that the first condition of the Staff Bulletin is met.

D. Second Condition: Pro-rata to Stockholders of Newcastle. The distribution of the shares of the Company’s common stock will be effected on a pro-rata basis, in proportion to each stockholder’s ownership interest in Newcastle. Consequently, the stockholders of Newcastle will have the same proportionate ownership interest in the Company and in Newcastle both before and immediately after the spin-off. Accordingly, the Company believes the second condition of the Staff Bulletin is met.

[1]	See Securities Act Release No. 929 (July 29, 1936).
[2]	See Securities Act Release No. 929 (July 29, 1936)

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

E. Third Condition: Adequate Information. Prior to the spin-off, Newcastle will provide to its stockholders the Information Statement, which includes information such as the distribution ratio to compute the number of shares of the Company’s common stock that will be distributed per share of Newcastle common stock, the treatment for fractional shares, the expected tax consequences of the spin-off and other material information about the transaction. Upon the completion of the spin-off, the Company will be subject to Exchange Act reporting requirements. Therefore, there will be sufficient public information available after the spin-off to enable the stockholders and others to make informed investment decisions about the Company’s common stock after the distribution. Accordingly, the Company believes the third condition of the Staff Bulletin is met.

F. Fourth Condition: Valid Business Purpose. Newcastle believes that the spin-off will create two focused companies: (1) the Company will focus primarily on investments in residential real estate related assets, and (2) Newcastle will focus primarily on investments in commercial real estate related assets. Newcastle believes that investors may find it more appealing to be able to invest in two distinct businesses. Each business will have the opportunity to cultivate a distinct identity, which we expect will facilitate investor understanding by reducing the complexity associated with a company that has diverse business objectives. Newcastle also believes that the spin-off has the potential to create a higher aggregate market value for stockholders and will provide a more tailored capital structure and financing options for the separated companies. The Company and Newcastle believe that these objectives and potential benefits are valid business purposes for the spin-off. Accordingly, the Company believes the fourth condition of the Staff Bulletin is met.

G. Fifth Condition: Holding Period for Restricted Securities. The Staff Bulletin states that the distribution of “restricted securities” – that is, securities acquired from an issuer or affiliate of the issuer of the securities in a private transaction3 – would have to be registered unless the company conducting the spin-off held the restricted securities for two years. (Two years was the Rule 144 holding period at the time the Staff Bulletin was issued; presumably, the current applicable period would be 12 months as a result of the 2008 amendments to Rule 144.) The Staff Bulletin further states that shares issued in connection with the formation of a company are not restricted securities for purposes of the Staff Bulletin. This two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party. Since Newcastle formed the Company, and the Company is a wholly-owned subsidiary of Newcastle, this final condition does not apply to the spin-off.

H. Conclusion. The spin-off does not constitute a “sale” under the Securities Act. The spin-off will be effected for a valid business purpose and on a pro rata basis to all holders of Newcastle common stock and does not involve restricted securities. The stockholders of Newcastle will not provide consideration for the dividend of the Company’s common stock. Newcastle will provide information to all its stockholders on the Company and the spin-off

[3]	See Securities Act Rule 144(a)(3).

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

through the Information Statement, which will be distributed to all of Newcastle’s stockholders prior to the spin-off. The Company believes that the spin-off meets the conditions of the Staff Bulletin, and therefore the securities being distributed are not required to be registered under the Securities Act.

3.	We note your disclosure that you may invest in portfolios of non-performing residential loans and seek to resolve those loans at a substantially higher valuation. Please describe how you expect to resolve such loans at a substantially higher valuation.

In response to the Staff’s request, the Company has expanded its disclosure to address how it expects to resolve non-performing loans that it may acquire at substantially higher valuations than their acquisition price. This disclosure is included on pages 4 and 92–93 and is set forth below for ease of reference.

We believe there may be attractive opportunities to invest in portfolios of non-performing residential loans. In these investments, we would expect to acquire the loans at a deep discount to their face amount, and we (either independently or with a servicing co-investor) would seek to resolve the loans at a substantially higher valuation. We would seek to improve performance by transferring the servicing to Nationstar or another reputable servicer, which we believe could increase unlevered yields. In addition, we may seek to employ leverage to increase returns, either through traditional financing lines or securitization options.

4.	We note your disclosure that you expect your portfolio to generate returns on invested equity that average in the mid-teens. Please provide your basis for this statement. Refer to Item 10(b) of Regulation S-K.

The Company has expanded its disclosure to address the basis for its expectation regarding the estimated returns on its portfolio. This disclosure is included on pages 6 and 96 of the Information Statement and is set forth below for ease of reference.

We expect our portfolio to generate returns on invested equity that average in the mid-teens. This expectation is based in part on the performance of our existing investments to date and on market dynamics that we believe will foster significant opportunities to invest in additional residential real estate assets at similar returns. For example, we view the current supply-demand imbalance, barriers to entry and interest rate environment as key factors supporting our estimated returns for Excess MSRs. The returns of individual assets will vary, however, and we will seek to employ leverage to attain our target returns on our RMBS and potentially other assets. There can be no assurance that any of our assets or our portfolio as a whole will generate expected returns, or that we will be able to secure the level of financing required to generate expected returns on particular assets.

5.	When discussing the significant counterparty concentration risk in Nationstar, please disclose to readers that the financial statements of Nationstar are publicly available.

The Company has expanded its disclosure as requested to refer to the availability of Nationstar’s financial statements. This disclosure is included on page 8 of the Information Statement and is set forth below for ease of reference.

Nationstar does not, however, have any obligation to offer us any future co-investment opportunity. In the event that we cannot co-invest in Excess MSRs with Nationstar, we may not be able to find other suitable counterparties from which to acquire Excess

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

MSRs, which could have a material adverse effect on our business. At the same time, our co-investments with Nationstar expose us to counterparty concentration risk, which could increase if we do not or cannot acquire Excess MSRs from other counterparties. Nationstar publicly discloses its financial statements and other material information in filings with the SEC, which may be obtained at the SEC’s website, www.sec.gov. The contents of Nationstar’s public disclosure are not incorporated by reference herein, do not form part of this information statement and have not been verified by us.

Management Agreement, page 8

6.	We have reviewed your response to comment 9 in our letter dated September 17, 2012. Please tell us if the terms of the management fee will be determined prior to effectiveness of the registration statement. If so, please provide an estimate of the dollar amount of the management fee to be paid to the manager in the first full fiscal year based on your initial portfolio.

The Company has determined the expected terms of the management fee and has included revised disclosure in the Information Statement to reflect those terms. In response to the Staff’s comment, the Company has also included an estimate of the dollar amount of the management fee for the first full fiscal year based on the composition of its initial portfolio. This disclosure is included on pages 10, and 82 of the Information Statement and is set forth below for ease of reference.

Management Fee….. 1.5% per annum of our gross equity calculated and payable monthly in arrears in cash. Gross equity is generally the equity transferred by Newcastle on the distribution date, plus total net proceeds from stock offerings, plus certain capital contributions to subsidiaries, less capital distributions and repurchases of common stock. For illustrative purposes only, the amount of the management fee payable to the manager in the first fiscal year following the completion of the separation would be approximately $6.3 million if our average annual gross equity during such period were equal to the amount of total Newcastle’s Equity shown on our consolidated balance sheet as of September 30, 2012, which was $417 million, and no equity offerings, capital distributions or repurchases occurred during such period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies, page 72

Excess MSRs, page 72

7.	You note that the Excess MSRs are financial assets and do not qualify for accounting under ASC 320-10-20. Please further tell us what consideration you gave to the guidance in ASC 860-20-35 as it relates to applicability of ASC Topics 320 and 325-40 to certain financial assets.

The Company has elected to measure the Excess MSRs at fair value pursuant to ASC 825-10-25. As a result, the Excess MSRs are being measured on the Company’s balance sheet at fair value, which is consistent with the treatment of securities classified as trading as described in ASC 860-20-35-3. Since the Excess MSRs are being marked-to-market through the income statement, the provisions of the referenced Topics regarding impairment are not applicable.

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

In addition, the Company respectfully informs the Staff that it is recording interest income from the Excess MSRs using the interest method, which is consistent with the treatment of securities classified as trading as described in ASC 325-40-15-7.

8.	We note your response to comment 29 in our letter dated September 17, 2012 and your revised disclosure. Please further address the following:

•	Revise your disclosure to clarify whether the fairness opinion obtained related to the valuation of your Excess MSRs acquired during the current quarter was from an independent valuation firm;

•

Tell us the purpose of the fairness opinions and clarify the involvement of the independent valuation firms. Tell us if management is performing the valuations and then providing them to the valuation firm to evaluate for reasonableness. If not, clarify if the valuation firm is providing a valuation to the company that is then utilized by management for accounting purposes, or clarify otherwise, if applicable; and

•

Specifically discuss how you value the Excess MSRs acquired during the current quarter at quarter end; clarify if the valuations performed at the time of acquisition are carried forward to quarter end and, if so, if you make any adjustments to the valuations.

The Company has further expanded its disclosure to address each point in this comment. This disclosure is included on pages 74 and F-23 of the Information Statement and is set forth below for ease of reference.

In order to evaluate the reasonableness of its fair value determinations, management engages an independent valuation firm to separately measure the fair value of its Excess MSRs. The independent valuation firm determines an estimated fair value range based on its own models and issues a “fairness opinion” with this range. Management compares the range included in the opinion to the value generated by its internal models. For Excess MSRs acquired prior to the current quarter, the fairness opinion relates to the valuation at the current quarter end date. For Excess MSRs acquired during the current quarter, the fairness opinion relates to the valuation at the time of acquisition. To date, New Residential has not made any significant valuation adjustments as a result of these fairness opinions.

For Excess MSRs acquired during the current quarter, New Residential revalues the Excess MSRs at the quarter end date if a payment is received between the acquisition date and the end of the quarter. Otherwise, Excess MSRs acquired during the current quarter are carried at their amortized cost basis if there has been no change in assumptions since acquisition.

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

RMBS, page 73

9.	Please expand your disclosure to cite the specific ASC guidance upon which you relied to determine your revenue recognition and impairment policies for your non-Agency RMBS. Also, in your response specifically discuss how you determined that these assets are within the scope of the guidance you relied upon.

The Company has expanded its disclosure to cite the specific ASC guidance relied upon to determine the revenue recognition and impairment policies for its non-Agency RMBS. This disclosure is included on page 75 of the Information Statement and is set forth below for ease of reference. The guidance on which the Company relied to determine the revenue recognition and impairment policies for its non-Agency RMBS is in ASC 835-30-35 and ASC 320-10-35, respectively. The Company determined that its non-Agency RMBS fall within the scope of this guidance because non-Agency RMBS are covered by the definitions of “notes” and “available-for-sale debt securities” in Subtopics ASC 835-30-15-2 and ASC 320-10-20, respectively.

Pursuant to ASC 320-10-35, we must also assess whether unrealized losses on securities, if any, reflect a decline in value that is other-than-temporary and, if so, record an other-than-temporary impairment through earnings…

Pursuant to ASC 835-30-35, income on these securities is recognized using a level yield methodology based upon a number of cash flow assumptions that are subject to uncertainties and contingencies…

Results of Operations, page 75

Initial Portfolio, page 76

10.	We have reviewed your response to comment 13 in our letter dated September 17, 2012 and reissue that comment in part. Please indicate whether the cost of swaps is reflected in the revised disclosure.

The Company respectfully informs the Staff that it does not currently have any swaps. The weighted average interest expense in the revised disclosure reflects the cost of the repurchase agreements related to the Company’s RMBS.

11.	We note you have yet to determine the amount of your Agency RMBS. Please provide disclosure of relevant portfolio information for your Agency RMBS when the amount becomes available, including the spread, the constant prepayment rate and other information similar to what you have provided for Excess MSRs and non-Agency RMBS.

In response to the Staff’s comment, the Company will provide disclosure of relevant portfolio information for the Agency RMBS that it acquires.

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

12.	We refer to your table on page 77 regarding the Excess MSR Collateral Characteristics. Please explain how you calculated the disclosure in the following columns: Adjustable Rate Mortgage %, Voluntary Prepayment Rate (Month CRR) and Involuntary Prepayment Rate (Month CDR). In addition, please explain why uncollected payments is “N/A” on certain pools but those pools still have delinquency rates. Please also explain why the delinquency 30+ rate is higher than the uncollected payments rate.

The Company has expanded its disclosure in response to the Staff’s comment. This disclosure is included in the footnotes to the table on pages 78 and 99 of the Information Statement, which are set forth below for ease of reference and included in with the corresponding table in Annex A hereto.

(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.

(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30 – 59 days, 60 – 89 days or more than 90 days, respectively.

(E)	1 Month CRR, or the voluntary prepayment rate, means the annualized rate of the voluntary prepayments during the month as a percentage of the total principal balance of the pool.

(F)	1 Month CDR, or the involuntary prepayment rate, means the annualized rate of the involuntary prepayments during the month as a percentage of the total principal balance of the pool.

In addition, the Company respectfully informs the Staff that it has included uncollected payments data for all pools as of September 30, 2012. The Company previously indicated “N/A” for uncollected payments on certain pools because of the limited period of time from the acquisition date of such pools to the end of the quarter. During this period, the Company had not yet begun receiving payments on these pools, and it did not receive sufficient data from the loan servicer to determine the percentage of uncollected payments.

Finally, the percentage of delinquent loans reported for a given period may be higher than the percentage of uncollected payments for such period when the most recent payment on a loan is made but overdue amounts from prior periods remain outstanding or if a borrower only remits a portion of the amount due for the current period.

13.	We refer to your disclosure on page F-20 where you have assumed a recapture rate of 35%. Please tell us why the recapture rate for Pools 2 through 5 is “N/A” in the table on page 77. Please also explain how you calculate the recapture rate and what is included in the line items “recaptured loans” and “recaptured agreements.”

The Company respectfully informs the Staff that the table on page 77 provided the actual recapture rate as compared to the target recapture rates included in the table on Page F-20. In the Information Statement, the Company has provided recapture rates for Pools 2 through 5 as of September 30, 2012. This disclosure is included in the table on pages 78 and 99 of the Information Statement, which is included in Annex A hereto for ease of reference. The actual recapture rates for Pools 2 through 5 were not indicated as of June 30, 2012 because of the limited period of time between the acquisition dates and the end of the quarter.

The recapture rate is calculated by dividing the principal balance of loans refinanced by the servicer (i.e., “recaptured”) by the principal balance of loans that were paid off during the

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

period. The line item “Recaptured Loans” provides collateral characteristics for refinanced loans that were part of the original pools prior to refinancing. These refinanced (or recaptured) loans are subject to a Recapture Agreement pursuant to which the Company is entitled to a proportion of the Excess MSRs. The line item “Recapture Agreements” provides the carrying value for each Recapture Agreement.

14.	We refer to your disclosure on page 25 that if the servicer does not meet anticipated recapture targets, the servicing cash flow on a given pool could be significantly lower than projected. Please disclose the recapture targets for your current recapture agreements.

The Company has expanded its disclosure to include the recapture targets for its current recapture agreements. This disclosure is included on pages 27-28 of the Information Statement and is set forth below for ease of reference. In addition, the Company respectfully informs the Staff that the projected recapture rates are included in the table on Page F-24 of the Information Statement.

If the servicer does not meet anticipated recapture targets, the servicing cash flow on a given pool could be significantly lower than projected, which could have a material adverse effect on the value of our Excess MSRs and consequently on our business, financial condition, results of operations and cash flows. Our recapture target for each of our current recapture agreements is 35%, as stated in the table in Note 7 to our consolidated financial statements included herein.

Excess MSRs, page 76

15.	Please expand your disclosure to provide more detail regarding the status of the underlying loans of the Excess MSRs that are delinquent by 30 days or more. Such disclosure should provide more insight into the number of days delinquent as well as any related bankruptcies or foreclosures.

The Company has expanded its disclosure as requested to provide more detail on the status of the underlying loans of the Excess MSRs that are delinquent by 30 days or more. In particular, the Company has added disclosure regarding the percentage of loans in each pool that are (i) more than 60 and 90 days delinquent, (ii) in bankruptcy, (iii) in foreclosure proceedings or (iv) foreclosed. This disclosure is included in the table on pages 78 and 99 of the Information Statement. For ease of reference, this table is also included in Annex A hereto.

16.	Please revise to include disclosure of the number of loans in each of the pools underlying the Excess MSRs.

The Company has expanded its disclosure as requested to provide the number of loans in each of the pools underlying the Excess MSRs. This disclosure is included in the table on pages 78 and 99 of the Information Statement. For ease of reference, this table is also included in Annex A hereto.

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

17.	Please clarify how current the FICO scores are that are disclosed in the table on page 77 and discuss how often they are updated.

The Company has expanded its disclosure to clarify how current disclosed FICO scores are and how frequently they are updated. This disclosure is included in footnote (A) to the table on pages 78 and 99 of the Information Statement. For ease of reference, this disclosure is also copied below, and the table is included in Annex A hereto.

(A)	Weighted average FICO scores are reported based on information provided by the loan servicer on a monthly basis. The loan servicer generally updates the FICO score on a monthly basis.

18.	Please revise to include historical information of the fair values of the Excess MSRs to show trends of prior performance; consider disclosing by quarter for the past two fiscal years.

The Company respectfully informs the Staff that it has set forth below the fair values of its Excess MSRs by quarter since the Company’s first investment in December 2011. In addition, the Company provides historical fair values of the Excess MSRs as of December 31, 2011 and September 30, 2012 on pages F-19 and F-20 of the Information Statement.

	Fair Value of Excess MSRs
	Pool 1 (A)	Pool 2 (A)	Pool 3 (A)	Pool 4 (A)	Pool 5 (A)	Total
Balance at December 8, 2011 (commencement of operations)	$—	$—	$—	$—	$—	$—
Total gains (losses) included in net income	367	—	—	—	—	367
Interest income	1,260	—	—	—	—	1,260
Purchases, sales and repayments
Purchases	43,742	—	—	—	—	43,742
Proceeds from repayments	(1,398)	—	—	—	—	(1,398)

Balance at December 31, 2011	$43,971	$—	$—	$—	$—	$43,971

Total gains (losses) included in net income	1,216	—	—	—	—	1,216
Interest income (unaudited)	2,037	—	—	—	—	2,037
Purchases, sales and repayments
Purchases (unaudited)	—	—	—	—	—	—
Purchase adjustments (unaudited)	(178)	—	—	—	—	(178)
Proceeds from repayments (unaudited)	(4,459)	—	—	—	—	(4,459)

Balance at March 31, 2012 (unaudited)	$42,587	$—	$—	$—	$—	$42,587

Total gains (losses) included in net income	3,523	—	—	—	—	3,523
Interest income (unaudited)	1,847	488	424	168	1,552	4,479
Purchases, sales and repayments
Purchases (unaudited)	—	43,872	36,218	15,439	124,813	220,342
Purchase adjustments (unaudited)	—	(1,522)	—	—	—	(1,522)
Proceeds from repayments (unaudited)	(4,277)	—	—	—	—	(4,277)

Balance at June 30, 2012 (unaudited)	$43,680	$42,838	$36,642	$15,607	$126,365	$265,132

Total gains (losses) included in net income	438	726	1,723	697	(1,810)	1,774
Interest income (unaudited)	1,948	1,441	1,383	579	4,552	9,903
Purchases, sales and repayments
Purchases (unaudited)	—	—	—	—	—	—
Purchase adjustments (unaudited)	—	—	—	—	—	—
Proceeds from repayments (unaudited)	(4,163)	(3,730)	(3,620)	(1,359)	(5,590)	(18,462)

Balance at September 30, 2012 (unaudited)	$41,903	$41,275	$36,128	$15,524	$123,517	$258,347

(A)	Includes the recapture agreement for each respective pool.

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

Conflicts of Interest, page 100

19.	We have reviewed your response to comment 22 in our letter dated September 17, 2012. Please include more detailed disclosure regarding the number and size of entities affiliated with your manager that have a similar investment strategy as the company and will therefore compete with the company. We note that Fortress has a fund primarily focused on investments in Excess MSRs.

In response to the Staff’s request, the Company has expanded its disclosure to include the size of the Fortress fund primarily focused on investments in Excess MSRs. This disclosure is included on pages 14, 41 and 104 of the Information Statement and is set forth below for ease of reference. The Company respectfully informs the Staff that this fund is the affiliated entity whose investment strategy is most similar to that of the Company, although various other affiliated entities may invest in the residential housing sector from time to time.

We may compete with entities affiliated with our Manager or Fortress, including Newcastle, for certain target assets. From time to time, affiliates of Fortress may seek to acquire the same or similar types of assets that we may seek to acquire. These affiliates currently have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. For example, Fortress has a fund primarily focused on investments in Excess MSRs with approximately $600 million in capital commitments. Fortress funds generally have a fee structure similar to ours, but the fees actually paid will vary depending on the size, terms and performance of each fund.

Unaudited Pro Forma Financial Information, page F-2

20.	Please tell us what consideration you gave to presenting pro forma information reflecting the impact of the spin-off on Spinco’s capital structure. Also, please clarify the status of your name change; we note that the financial statements included in the filing are currently not of the registrant named Spinco Inc.

The Company respectfully informs the Staff that the effect of the spin-off on the Company’s capital structure will be the conversion of equity to common stock and additional paid-in-capital based on the distribution ratio, which has not been determined. Once the distribution ratio has been determined we intend to present pro forma information reflecting the impact of the spin-off on the Company’s capital structure.

With regard to the Company’s name change, the Company respectfully informs the Staff that it was converted into a Delaware corporation and changed its name to New Residential Investment Corp. in December 2012. The Company has updated the Information Statement to reflect its revised name and has included disclosure addressing the change in corporate form and name change on page 15 of the Information Statement, which is set forth below for ease of reference.

We are a wholly owned subsidiary of Newcastle. We were formed as NIC MSR LLC, a Delaware limited liability company, in September 2011. We converted to a Delaware corporation and changed our name to New Residential Investment Corp. in December 2012.

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

21.	Please revise to include pro forma per share data. See Article 11 of Regulation S-X for reference.

The Company intends to present per share data once the distribution ratio has been determined. Accordingly, the Company has included line items for net income per share and number of shares outstanding in the tables on pages F-5 and F-6 of the Information Statement.

22.	Please expand footnote (b) on page F-7 to include a discussion and analysis of the sensitivity of a difference in the interest rate.

The Company respectfully informs the Staff that it has excluded this footnote from the Information Statement because the Company did not make pro forma adjustments for non-Agency RMBS since they are now included in the historical balance sheet as of September 30, 2012.

Note 3. Investments in Excess Mortgage Servicing Rights At Fair Value, page F-17

23.	You note that the Recapture Agreements represent the contingent right to receive future Excess MSRs if loans underlying the acquired Excess MSR pools are refinanced by Nationstar and that you account for them similar to the Excess MSRs. Please specifically tell us how you separately determined that the Recapture Agreements are within the scope of the ASC guidance that you are relying upon to account for the Excess MSRs. Please address the contingent nature cash flows/right related to the Recapture Agreements in your response.

The Company determined that the Recapture Agreements, similar to the Excess MSRs, qualify for accounting at fair value pursuant to ASC 825-10-25 because they fall within the scope of the definition of “financial assets” under ASC 825-10-20. The definition of “financial assets” includes contracts that convey the right to receive “financial instruments,” which definition in turn includes rights to contingent cash flows. The Recapture Agreements, which convey the right to receive contingent Excess MSRs, are one such type of contract.

The Recapture Agreements are intended to reduce the risk of loss to the Company upon the prepayment of the loans underlying the Excess MSRs. This risk is the basis for the Staff’s Comment #7 above, which relates to the accounting treatment for certain assets with a high degree of prepayment risk.

The Recapture Agreements are contracts that convey the contingent right to receive cash flows from potential future Excess MSRs. The Recapture Agreements provide that, if a loan underlying an Excess MSR in which the Company has an interest is prepaid as a result of Nationstar refinancing that loan and thus becoming the servicer of the newly refinanced loan, the Company is entitled to an equivalent interest in the new Excess MSR on the refinanced loan. Accordingly, the interest in the Excess MSR under the Recapture Agreement is contingent upon the occurrence of a refinancing by Nationstar.

Mr. Tom Kluck

Securities and Exchange Commission

January 7, 2013

The Company has elected to measure the Recapture Agreements at fair value pursuant to ASC 825-10-25. Therefore, the Company marks them to market through the income statement.

Exhibits 8.1 and 8.2

24.	We refer to the second sentence in the last paragraph of each opinion that the opinion may not be relied upon by anyone else without counsel’s prior written consent. Limitations of this type are inappropriate as investors are entitled to rely on the opinion. Please remove this sentence.

In response to the Staff’s comment, the Company respectfully informs the staff that the previously exhibited Exhibit 8.1 opinion of Skadden, Arps, Slate, Meagher & Flom LLP and the previously exhibited Exhibit 8.2 opinion of Skadden, Arps, Slate, Meagher & Flom LLP, are no longer included as exhibits to the Registration Statement since they are not required under Form 10.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

Annex A

The following table summarizes the collateral characteristics of the loans underlying our Excess MSR investments as of September 30, 2012:

Collateral Characteristics
	Current Carrying Amount	Original Principal Balance	Current Principal Balance	Number of Loans	WA FICO Score (A)	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage % (B)	Uncollected Payments (C)	Delinquency 30 Days (C)	Delinquency 60 Days (C)	Delinquency 90+ Days (C)	Loans in Foreclosure	Real Estate Owned	Loans in Bankruptcy	1 Month CPR (D)	1 Month CRR (E)	1 Month CDR (F)	1 Month Recapture Rate
Pool 1
Original Pool	$35,134	$9,940,385	$8,453,980	56,126	688	6.0%	281	69	19.3%	9.2%	5.5%	1.8%	1.1%	3.5%	0.6%	2.4%	15.2%	12.7%	3.0%	32.0%
Recaptured Loans	1,296	—	307,725	1,495	754	4.6%	321	4	0.6%	0.2%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	2.3%	2.3%	0.0%	0.0%
Recapture Agreements	5,473	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	41,903	9,940,385	8,761,705	57,621	690	6.0%	282	67	18.7%	8.8%	5.3%	1.7%	1.1%	3.4%	0.6%	2.3%	14.8%	12.4%	2.7%	32.0%

Pool 2
Original Pool	34,960	10,383,891	9,720,952	49,235	701	5.3%	321	57	11.0%	14.4%	5.7%	1.9%	3.1%	5.1%	0.2%	4.8%	8.8%	8.3%	0.5%	16.5%
Recaptured Loans	64	—	13,094	60	747	4.3%	295	1	2.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.2%	1.2%	0.0%	0.0%
Recapture Agreement	6,251	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	41,275	10,383,891	9,734,046	49,295	701	5.3%	321	57	11.0%	14.4%	5.7%	1.9%	3.1%	5.1%	0.2%	4.8%	8.8%	8.3%	0.5%	16.5%

Pool 3
Original Pool	31,016	9,844,114	9,410,542	57,497	666	4.7%	293	71	37.0%	14.9%	4.4%	1.6%	2.5%	7.2%	2.1%	3.1%	10.9%	8.4%	2.7%	2.8%
Recaptured Loans	21	—	2,459	14	743	4.0%	314	1	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Recapture Agreement	5,091	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	36,128	9,844,114	9,413,001	57,511	666	4.7%	293	71	37.0%	14.9%	4.4%	1.6%	2.5%	7.2%	2.1%	3.1%	10.9%	8.4%	2.7%	2.8%

Pool 4
Original Pool	12,435	6,250,549	6,010,137	29,544	666	3.9%	318	58	58.0%	20.6%	3.8%	1.6%	2.1%	13.4%	2.0%	3.6%	9.8%	3.4%	6.6%	18.7%
Recaptured Loans	16	—	3,735	20	775	4.1%	338	1	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.9%	1.9%	0.0%	0.0%
Recapture Agreement	3,073	—	—		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	15,524	6,250,549	6,013,872	29,564	666	3.9%	318	58	58.0%	20.6%	3.8%	1.6%	2.1%	13.4%	2.0%	3.6%	9.8%	3.4%	6.6%	18.7%

Pool 5
Original Pool	114,779	47,572,905	45,706,396	192,023	650	4.8%	302	63	57.0%	30.5%	5.4%	2.2%	5.5%	23.1%	3.6%	5.1%	8.3%	3.6%	4.9%	0.0%
Recapture Agreement	8,738	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	123,517	47,572,905	45,706,396	192,023	650	4.8%	302	63	57.0%	30.5%	5.4%	2.2%	5.5%	23.1%	3.6%	5.1%	8.3%	3.6%	4.9%	0.0%

Total/WA	$258,347	$83,991,844	$79,629,020	386,014	664	4.9%	302	63	44.9%	23.5%	5.2%	2.0%	4.1%	16.1%	2.6%	4.4%	9.5%	5.7%	4.0%	7.3%

(A)	Weighted average FICO scores are reported based on information provided by the loan servicer on a monthly basis. The loan servicer generally updates the FICO score on a monthly basis.
(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30 – 59 days, 60 – 89 days or more than 90 days, respectively.
(D)	Constant prepayment rate which represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(E)	1 Month CRR, or the voluntary prepayment rate, means the annualized rate of the voluntary prepayments during the month as a percentage of the total principal balance of the pool.
(F)	1 Month CDR, or the involuntary prepayment rate, means the annualized rate of the involuntary prepayments during the month as a percentage of the total principal balance of the pool.